Exhibit 4.101

First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland.
Tel:  +353 (0) 1 669 9020    Fax:  +353 (0) 1 669 9028

October 12, 2009

Dr Declan Doogan

Dear Declan

I am pleased to offer you the position of Chief Executive Officer of Amarin Corporation plc (“the Company”) from 19th October 2009.  Initially, your appointment will be on an “acting” or “interim” capacity and your confirmation (or otherwise) in this position is subject to future determination by the Board of Directors.  You will be named to the position of President of the Company when such position becomes vacant.

As CEO, you will be the Company’s principal executive officer and will report to the Company’s Board of Directors.  The Board may establish such Special or Standing Committees as it deems appropriate and may, from time to time, delegate its powers to such a Committee or Committees.

In recognition of your agreement to become CEO, the Board is pleased to offer you an option over 1,170,000 American Depositary Shares (“ADSs”) to be granted on January 1, 2010.  The per share purchase price of such grant will be determined by reference to the closing price for Amarin ADSs on December 31, 2009 as determined by the closing price on the NASDAQ National Market.

Such stock options will vest rateably as set forth below and are subject to the terms of the Company’s Stock Option Plan.

January 1, 2010	25%
January 1, 2011	25%
January 1, 2012	25%
January 1, 2013	25%

Other terms and conditions of your employment remain unchanged except you will be aware that a review will be undertaken of the Company’s remuneration and executive retention policies in the fourth quarter of 2009.

I trust that these terms are satisfactory and I would be very grateful if you could signify your approval and consent by return email.

In due course, the above terms will be included in a revised contract of employment.

First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland.
Tel:  +353 (0) 1669 9020    Fax:  +353 (0) 1669 9028

Very truly yours,

/s/ Thomas G. Lynch
THOMAS G. LYNCH
CHAIRMAN OF THE BOARD

OCTOBER 12, 2009

I hereby accept and agree to the terms set out above.

/s/ Dr. Declan Doogan
DR. DECLAN DOOGAN

OCTOBER 12, 2009